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SEC FILE NUMBER
8-50366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RNR Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1802 Hempstead Tpke
(No. and Street)

East Meadow	NY	11554
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Albert Akerman	516-222-8875	aakerman@rnrsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Prager Metis CPAs, LLC
(Name – if individual, state last, first, and middle name)

100 Sunnyside Blvd., Ste 200	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

09/29/2003	273
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Romeo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RNR Securities, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature], CEO

Title:
CEO

[signature]
Notary Public

STEVEN NOTO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01NO6306805
Qualified in Nassau County
My Commission Expires June 23, 2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RNR SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

TABLE OF CONTENTS

PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
of RNR Securities, LLC
East Meadow, New York

Prager Metis CPAs, LLC

100 SUNNYSIDE BOULEVARD
WOODBURY, NY 11797

T 516.921.8900
F 516.921.4070

www.pragermetis.com

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RNR Securities, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RNR Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information on pages 18 and 19 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information on pages 18 and 19 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prager Metis CPAs, LLC

PRAGER METIS CPAs, LLC

Prager Metis CPAs, LLC has served as RNR Securities, LLC's auditors since 2018. S. A. Koenig & Associates CPAs, P.C., who combined with Prager Metis CPAs, LLC as of October 1, 2018, had previously served as RNR Securities, LLC's auditors from 2008 through 2018.

Woodbury, New York
February 25, 2022

RNR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Assets		
Cash and cash equivalents	$	131,888
Securities, at fair value		135,476
Commissions receivable		187,829
Prepaid expenses and other assets		38,757
Right-of-use assets-finance lease, net		12,657
Right-of-use assets-operating leases		25,161
Property and equipment, net		111,580
Total assets	$	643,348

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Commission payable	$	243,940
Accrued expenses and other liabilities		104,525
Loan payable insurance		24,903
Lease liabilities, current		39,025
Total liabilities		412,393
Members' Equity		
Total Members' Equity		230,955
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	643,348

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues	
Commissions	$ 4,131,454
Principal transactions	28,172
Interest and dividend income	830
Total revenue	4,160,456
Operating expenses	
Employee compensation and benefits	2,807,329
Other operating expenses	352,888
Occupancy and equipment expense	1,598
Lease expense	71,392
Regulatory fees	48,367
Office expenses	45,104
Technology and communications expense	1,525
Other expenses	135,151
Total operating expenses	3,463,354
Operating income	697,102
Other income	
PPP loan forgiveness	46,447
Net Income	$ 743,549

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Balance, January 1, 2021	$	346,555
Members' distributions		(880,149)
Members' contributions		21,000
Net income		743,549
Balance, December 31, 2021	$	230,955

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net income	$ 743,549
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	29,053
Interest payments on finance lease	(2,641)
Amortization of right-of-use assets-leases	15,189
Accretion of finance and operating lease liabilities	85,255
Payment of operating lease liabilities	(71,400)
Insurance financed	33,250
Changes in operating assets and liabilities	
Decrease in securities, at fair value	1,438
Decrease in commissions receivable	110,929
Increase in other assets	(4,639)
Decrease in accounts payable, accrued expenses and other liabilities	(7,808)
Decrease in finance and operating lease liabilities	(11,788)
Net cash provided by operating activities	920,387
Cash flows from investing activities:	
Purchases of property and equipment	(28,265)
Cash flows from financing activities:	
Payment of finance lease obligations	(15,379)
Distributions paid to members	(880,149)
Contributions made by members	21,000
Principal payments on note payable-insurance	(8,347)
SBA PPP loan forgiven	(46,308)
Net cash used in financing activities	(929,183)
Net decrease in cash and cash equivalents	(37,061)
Cash and cash equivalents, beginning of year	168,949
Cash and cash equivalents, end of year	$ 131,888

The accompanying notes are an integral part of these financial statements.

1. Organization

RNR Securities, LLC (the "Company") was organized in New York on March 27, 1997. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The latest date on which the Company may dissolve is March 1, 2026. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities, and effective January 2011, the Company began distribution of REITS. The Company operates as a limited liability company and the liability of the member of the Company is limited to the members' total capital contribution. The ownership of the Company is comprised of two members. One member has a 99% interest in the Company and the second minority member has a 1% interest in the Company.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers limited to the distribution of mutual funds and variable life insurance and annuities. As a matter of normal business practice, the Company does not assume positions in securities.

2. Summary of Significant Accounting Policies

Basis of Accounting follows FASB ASC Topic 940

The Company has prepared its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could diffèr from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased. The Company places its temporary cash investments with investment quality financial institutions.

2. Summary of Significant Accounting Policies - (Continued)

Leases

The Company follows FASB topic 842, Leases, which established a right-of-use (ROU) model that requires a lessee to recognize a ROU asset and lease liablity on the statement of financial condition for all leases with a term longer than 12 months. See Note 3.

Revenue Recognition

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Commissions. The Company receives commissions for the sale of mutual funds, insurance policies, and other financial products to customers. The Company records commission revenue for sales of insurance policies on the effective date of the policy and after all contingencies have been resolved during the lookback period. Revenue from the sale of other financial products is recorded on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investments vehicles (funds) to distribute shares to investors. Distribution fees consists of trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof.

2. Summary of Significant Accounting Policies - (Continued)

The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized on the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

All of the Company's revenue is earned at a point in time.

Commissions Receivable

The Company carries its commissions receivable at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. At December 31, 2021, no allowance for doubtful accounts was deemed necessary.

Investment Valuation

The Company's investments in securities are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of Fair Value Measurements.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred.

When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Automobiles	5 years
Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	20 years or the life of the lease

2. Summary of Significant Accounting Policies - (Continued)

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating recoverability of long-lived assets, the Company evaluates the carrying value of its long-lived assets on an ongoing basis and recognizes impairment when the future undiscounted cash flows from operations are less than the carrying value of the related assets. The Company evaluated the fair value of long-lived assets and has determined that no impairment existed at December 31, 2021.

Income Tax

Provisions for federal and state income taxes have not been provided for because the Limited Liability Company ("LLC") is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax returns.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's tax preparers reviewed the Company's tax position and the results from the operations and as a result of this review, the Company has determined there were no uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2018.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 8, 2022 the date the financial statements were available to be issued. There were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

3. Leases

The Company is a lessee in several noncancelable operating leases for office space and one finance lease for an automobile. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is an implicit rate that is stated in the terms of the lease agreements or otherwise the Company uses the 12-month LIBOR rate in effect at the commencement of the lease. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payment is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year.

The Company classified these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payment due under the lease contracts include fixed payments.

The operating lease cost for the year ended December 31, 2021 was $71,392.

Amounts reported in the statement of financial condition as of December 31, 2021 were as follows:

Operating leases:

Right-of-use assets—operating leases	$	25,161
Operating lease liabilities, current		25,256

3. Leases – (Continued)

Finance leases:

Right-of-use assets—finance lease, net	12,657
Finance lease liabilities, current	13,769
Finance lease accumulated amortization	32,908

Other information related to leases as of December 31, 2021 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operation cash flow for operating leases	$	71,400
Financing cash flow from financial leases	$	18,020

ROU assets obtained in exchange for lease obligations:

Finance leases	$	15,188

Reduction to ROU assets resulting from reductions to lease obligations:

Operating leases	$	69,876
Finance leases		15,379
		85,255
Decrease in finance lease obligations	$	15,379
Payments of interest on finance lease	$	1,515

Remaining lease terms:

Operating leases: .36 years
Finance lease: .83 years

Discount rates used:

Operating leases: 2.41%
Finance lease: 9.06%

3. Leases – (Continued)

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable finance and operating leases as of December 31, 2021 are as follows:

2022	$ 40,417
Total undiscounted lease payments	40,417
Less imputed interest	(1,392)
Total lease liabilities	$ 39,025

4. Investments

Investments in securities at December 31, 2021 are stated at estimated fair value as summarized as follows:

	Fair Value
Mutual funds	$ 135,476

Investment income from investments above for the year ended December 31, 2021 is as follows:

Interest and dividend income	$ 830
Principal transactions	28,172
	$ 29,002

5. Fair value measurements

FASB ASC Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC Topic 820 are described below:

5. Fair value measurements – (Continued)

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Company are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Company are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5. Fair value measurements – (Continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2021:

Assets at Fair Value as of December 31, 2021

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 135,476	$ -	$ -	$ 135,476
Total assets at fair value	$ 135,476	$ -	$ -	$ 135,476

6. Property and Equipment

Property and equipment is summarized as follows:

Automobiles	$ 10,039
Auto Lease	8,734
Computer equipment	85,950
Furniture and fixtures	55,443
Leasehold improvements	55,433
	215,599
Less: Accumulated depreciation and amortization	104,019
	$ 111,580

Depreciation and amortization expense related to property and equipment amounted to $29,053 for the year ended December 31, 2021.

7. Related Party Transaction

The Company shares its offices with R&R Financial Planners, Inc., a party related through majority common ownership of its managing member. There is no expense sharing arrangement with the related party. Expenses are paid if incurred. For the year ended December 31, 2021, the Company paid $23,498 to the related party for shared expenses. In addition, the Company leases its offices from its managing member (See Note 9).

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company has net capital of $61,288 which was $36,316 in excess of its minimum required net capital of $24,972. The Company's net capital ratio was 6.11 to 1.

9. Commitments and Contingencies

The Company leases office space in two buildings from the managing member, William V. Romeo. Future minimum lease payments under the leases through May 31, 2022 and February 28, 2022, respectively, are as follows:

Year Ending December 31, 2022	$ 25,304

Rent expense amounted to $72,070 for the year ended December 31, 2021.

The Company leased an automobile on October 25, 2019, with monthly payments of $1,502. The lease minimum future rental payments through October 2022 is summarized as follows:

Year Ending December 31, 2022	$ 15,017

10. Concentration of Credit Risk

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business. As of December 31, 2021, there were no significant customer accounts having unsecured debit balances that presented any risk.

In addition, money market funds are covered by the Securities Investor Protection Corporation ("SIPC") up to $500,000.

At times, such investments may be in excess of federal insurance limits. The Company has not experienced any losses in these accounts to date.

11. Current Vulnerability – Impact of COVID-19

In response to the COVID-19 pandemic, governments and organizations have taken preventative or protective actions, such as temporary closures of non-essential businesses and "shelter-at-home" guidelines for individuals. As a result, the global economy has been negatively affected. Based on our ratio analysis that we performed and current trends of the company, we have considered whether there was substantial doubt about our ability to continue as a going concern for a reasonable period of time. We noted that consistent with prior years we have continued to be very profitable. Our total revenue increased from $3,007,342 as of December 31, 2020 to $4,160,456 as of December 31, 2021. Additionally, our current ratio remains strong and we have adequate assets to pay our debts and expenses. The managing member's compensation and travel and entertainment expenses are discretionary and decided on by management. Management can cut back on their distributions and expenses as operating needs dictate.

12. SBA Paycheck Protection Program (PPP) Loan

On May 5, 2021, the Company entered into a Loan Agreement and Promissory Notes (SBA Loan) pursuant to the Paycheck Protection Program (PPP) under the recently enacted Coronavirus Aid, Relief and Economic Security Act ("CARES ACT") administered by the U.S. Small Business Administration (SBA). The Company received total loan proceeds of $46,308. The loans are scheduled to mature on May 5, 2022, carries a 1.00% interest rate and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. The loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. The loan contains customary events of default relating to, among other things, payment defaults and breaches of representations and warranties.

In accordance with the requirements of the CARES Act and the PPP the Company used the loan primarily for payroll costs and expects full forgiveness which is included as other income on these financial statements. No assurance can be given that the Company will be granted forgiveness of the loans in whole or in part.

The SBA loan was forgiven on May 27, 2021.

RNR SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2021

Computation of net capital			
Total members' equity		$	230,955
Less: Nonallowable assets			
Property, equipment, and software, net	111,580		
Other assets	37,766		
			149,346
Net capital before haircuts on securities positions (tentative net capital)		$	81,609
Haircuts on securities			
Securities positions	20,321		
			20,321
Net Capital		$	61,288
COMPUTATION OF BASIC NET CAPITAL REQUIRED			
Minimum net capital required 6-2/3% of $373,368 pursuant to Rule 15C3-1			24,972
Minimum dollar net capital requirement of reporting broker/dealer			5,000
Minimum net capital requirements of broker/dealer			24,972
Excess net capital			36,316
Excess net capital at 1,000%			23,831
Aggregate Indebtedness			374,575
Ratio of aggregate indebtedness to net capital			6.11

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2021 filed by RNR Securities, LLC in its Form X-17A-5 with the Financial Industry Regulation Authority ("FINRA") on January 21, 2022.

See report of independent registered public accounting firm.

Computation of Reserve Formula Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2021 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

Information Relating to Possession and Control Pursuant to Rule 15c3-3 of the Securities and Exchange Commission:

The Company is subject to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2021.

PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Prager Metis CPAs, LLC

100 SUNNYSIDE BOULEVARD
WOODBURY, NY 11797

T 516.921.8900
F 516.921.4070

www.pragermetis.com

To the Managing Members
of RNR Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of RNR Securities, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of RNR Securities, LLC and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
Woodbury, New York
February 25, 2022

RNR SECURITIES, LLC
SUPPLEMENTARY INFORMATION
GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2021

Total revenue	$ 4,160,456
Deductions:	
Revenues from the sale of variable annuities and mutual funds	3,899,501
Net income from securities in investment accounts	28,172
Other revenue not related either directly or indirectly to the securities business	-
Interest and dividend expense	-
Total deductions	3,927,673
SIPC net operating revenues	232,783
General assessment @ .0015	349
Overpayments applied from prior year	43
Total payments	144
Assessment balance due or (overpayment)	162
Interest computed on late payment at 20% per annum	-
Total balance due	$ 162

See Accountants' Agreed Upon Procedures Report.

PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
of RNR Securities LLC

Prager Metis CPAs, LLC

100 SUNNYSIDE BOULEVARD
WOODBURY, NY 11797

T 516.921.8900
F 516.921.4070

www.pragermetis.com

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) RNR Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the sale of mutual funds, variable annuities, insurance products and REITs, exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to RNR.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

RNR Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RNR Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC

Woodbury, New York
February 25, 2022

RNR Securities, LLC Exemption Report
Year Ended December 31, 2021

RNR Securities, LLC ("RNR") a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, RNR Securities, LLC states the following:

(1) RNR does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) RNR Securities, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because RNR Securities, is an introducing broker dealer whose business is limited to the sale of mutual funds, variable annuities, insurance products and REITs. exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to RNR; and RNR (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception

I, William V. Romeo, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

William V. Romeo, Managing Member